UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                              STELMAR SHIPPING LTD.
                              ---------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    V8726M103
                                    ---------
                                 (CUSIP NUMBER)

                             FREDRIC S. LONDON, ESQ.
                                 OMI CORPORATION
                                ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                                 (203) 602-6700
                                 --------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 WITH A COPY TO:

                            ROBERT L. CLARE III, ESQ.
                              COUDERT BROTHERS LLP
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                  UNITED STATES
                                 (212) 626-4400

                                  JUNE 30, 2004
                                  -------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.    V8726M103

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1.      NAMES OF REPORTING PERSONS
        I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        OMI Corporation
        52-2098714
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)   |_|
                                                                       (b)   |X|
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |X|

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of the Marshall Islands
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   NUMBER OF     7.    SOLE VOTING POWER

     SHARES            -0-
                 ---------------------------------------------------------------
  BENEFICIALLY   8.    SHARED VOTING POWER

     OWNED             -0- (1)
                 ---------------------------------------------------------------
    BY EACH      9.    SOLE DISPOSITIVE POWER

   REPORTING           -0-
                 ---------------------------------------------------------------
     PERSON      10.   SHARED DISPOSITIVE POWER

      WITH             -0- (1)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- (1)
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0% of the outstanding Common Stock
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

(1) Up to 4,775,610 shares of the Issuer were subject to certain voting provisions set forth in agreements ("Agreements") entered into by the Reporting Person and certain shareholders of the Issuer (discussed in Items 3 and 6 of the Initial Statement on Schedule 13D). As a result of the termination of the Agreements, the Reporting Person is no longer in a position in which it could be deemed to be a member of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, with respect to such shares or to have beneficial ownership of any such shares.

                         AMENDMENT NO. 3 TO SCHEDULE 13D

       This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $0.02 par value per share (the "Shares"), of Stelmar Shipping Ltd., a Liberian corporation (the "Issuer"). This Amendment No. 3 to Schedule 13D amends and supplements the initial statement on Schedule 13D filed by OMI Corporation ("OMI") on May 25, 2004 (the "Initial Statement"), as amended by Amendment No. 1, filed by OMI on June 2, 2004 ("Amendment No. 1"), and Amendment No. 2, filed by OMI on June 10, 2004 ("Amendment No. 2"). This Amendment No. 3 is being filed by OMI to report the termination of the standstill agreements, each dated as of May 16, 2004, with Stelshi Holding Ltd. (together with Stelios Haji-Ioannou for purposes of the non-compete provision only), Stelphi Holding Ltd. and Stelchi Holding Ltd., as amended. Each such standstill agreement was attached to the Initial Statement as Exhibits A, B and C, respectively, and the amendment thereto was attached to Amendment No. 1 as Exhibits F, G and H (the agreements as amended, collectively, the "Agreements"). Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Initial Statement.


ITEM 4.  PURPOSE OF TRANSACTION

         Item  4  is  hereby  amended  and   supplemented   with  the  following
information:

         On June 30, 2004, OMI announced that each of the Agreements had been terminated by the parties thereto. OMI also stated that it has no further interest in a possible business combination with the Issuer on the terms that had been communicated previously by OMI to the Issuer and that had been outlined in the Agreements.

         As a result of the termination of the Agreements, OMI no longer has or may be deemed to have a beneficial interest in any of the securities of the Issuer, including the Shares, and no longer is or may be deemed to be a member of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that has a beneficial interest in any securities of the Issuer.

         OMI currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D although OMI reserves its right to consider possible transactions with the Issuer if an opportunity should arise. Additionally, OMI may, depending on a number of considerations, acquire Shares directly or indirectly in open-market or privately negotiated transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby supplemented with the following information:

         On June 30, 2004, OMI and each Shareholder terminated their respective Agreements. As a result of such terminations, OMI no longer has or may be deemed to have a beneficial interest in any of the securities of the Issuer, including the Shares, and no longer is or may be deemed to be a member of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act that has a beneficial interest in any securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby supplemented with the following information:

         On June 30, 2004, OMI and each Shareholder terminated their respective Agreements. The termination agreements have been filed as Exhibits I, J and K hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby supplemented with the following information:

         9. Attached hereto as Exhibit I is a conformed copy of the Termination Letter Agreement dated June 30, 2004 between OMI Corporation and Stelshi Holding Ltd. (together with Stelios Haji-Ioannou for purposes of the non-compete provision only)

         10. Attached hereto as Exhibit J is a conformed copy of the Termination Letter Agreement dated June 30, 2004 between OMI Corporation and Stelphi Holding Ltd.

         11. Attached hereto as Exhibit K is a conformed copy of the Termination Letter Agreement dated June 30, 2004 between OMI Corporation and Stelchi Holding Ltd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 30, 2004                        OMI CORPORATION

                                             By    /s/ Craig H. Stevenson, Jr.
                                                 -------------------------------
                                                 Craig H. Stevenson, Jr.
                                                 Chairman of the Board of
                                                 Directors and Chief
                                                 Executive Officer

                                INDEX TO EXHIBITS

EXHIBIT I Attached hereto as Exhibit I is a conformed copy of the Termination Letter Agreement dated June 30, 2004 between OMI Corporation and Stelshi Holding Ltd. (together with Stelios Haji-Ioannou for purposes of the non-compete provision only)

EXHIBIT J   Attached  hereto as Exhibit J is a conformed copy of the Termination
            Letter  Agreement  dated June 30, 2004 between OMI  Corporation  and
            Stelphi Holding Ltd.

EXHIBIT K   Attached  hereto as Exhibit K is a conformed copy of the Termination
            Letter  Agreement  dated June 30, 2004 between OMI  Corporation  and
            Stelchi Holding Ltd.